March 24, 2017

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Suying Li

Re:	Delta Apparel, Inc.
Form 10-K for the Fiscal Year Ended October 1, 2016
Filed November 29, 2016
File No. 001-15583

Dear Mr. Li:

This letter is submitted in response to comments contained in the letter dated March 16, 2017 (the “Staff’s Letter”), from Suying Li of the staff of the United States Securities and Exchange Commission (the “Staff”) to Deborah H. Merrill, the Chief Financial Officer of Delta Apparel, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on November 29, 2016 (the “2016 Form 10K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended October 1, 2016

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations, page 18

1. Please expand your discussions to include an analysis of your operating results along the lines of your reportable segments for fiscal year 2015 as compared to fiscal year 2014. Please ensure to describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. For further guidance, refer to item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response: In future filings, we will expand our discussion in the prior year comparison to the year before to include an analysis of our operating results along the lines of reportable segments in a similar way that we do the current year comparison to the prior year. Set forth below is a draft of the proposed disclosure that would be included in future filings to include the segment information:

Fiscal Year 2015 Versus Fiscal Year 2014

Net sales for fiscal year 2015 were $449.1 million compared with $452.9 million in the prior year, an increase of 2.5% after reducing the prior year sales by the $14.7 million impact of the sale of The Game business, which occurred in March 2015. Our direct-to-consumer and ecommerce sales represented 4.4% of total revenues for the 2015 fiscal year, a 150 basis point increase over the prior year period, during which direct-to-consumer and ecommerce sales were 2.9% of total revenues.

Gross margins increased in fiscal 2015 by 80 basis points from fiscal 2014, to 19.7% of sales compared to 18.9% in fiscal 2014. Increases occurred in both the branded and basics segments, and across all operating units with the exception of Soffe. Gross margins improved due to customer and product mix along with improved manufacturing efficiencies and lower costs. Our gross margins may not be comparable to other companies because some companies include costs related to their distribution network in cost of goods sold and we exclude them from gross profit and include them in selling, general and administrative expenses.

Fiscal year 2015 selling, general and administrative expenses were $81.1 million, or 18.1% of sales, compared to $86.3 million, or 19.0% of sales, in fiscal year 2014. The decrease in selling, general and administrative expenses is primarily due to lower fixed compensation and benefit costs, along with a decrease in variable selling costs and lower legal costs. Fiscal 2014 included $2.2 million of severance-related expenses associated with our strategic initiatives during the fourth quarter of fiscal year 2014.

The change in fair value of contingent consideration is the remeasurement of the fair value of the contingent consideration related to the Salt Life Acquisition. Based upon the current operating results and future projections, a $0.5 million reduction in contingent consideration was recorded.

Our gain on sale of business was $7.7 million for fiscal year 2015. The gain on sale of business in fiscal year 2015 includes the $14.9 million in proceeds from the sale of The Game business less the assets sold, the direct liabilities resulting from, and the selling costs related to this transaction. Associated with the disposition of The Game, $2.1 million of indirect expenses were also recorded, resulting in a net gain, including indirect expenses, of $5.6 million. See Note 3—Sale of The Game, for more information on this transaction.

Other income increased to $0.7 million in fiscal year 2015 from $0.9 million of expense in fiscal year 2014. This increase was due to an increase in income from our Honduran joint venture of $0.3 million, as well as a $0.1 million increase in sublease income.

Fiscal year 2015 operating income was $16.1 million, or 3.6% of sales, compared to an operating loss of $1.7 million, or 0.4% of sales, in fiscal year 2014. Operating income was $9.7 million in the basics segment and $6.4 million in the branded segment.

Interest expense for fiscal year 2015 was $6.0 million compared to $5.8 million in fiscal year 2014. The increase is due primarily to the higher interest rate on our U.S. credit facility compared to the imputed interest on the Salt Life promissory note related to the $9.0 million Salt Life payment made at the beginning of the fiscal year, along with higher debt levels in the first half of the fiscal year.

Our fiscal year 2015 effective income tax rate was 19.9% compared to an effective tax rate of 87.1% in the prior fiscal year. The prior year rate was driven from a small overall loss encompassing foreign profits in non-tax jurisdictions and losses in the United States. We benefit from having income in foreign jurisdictions that are either exempt from income taxes or have tax rates lower than the United States.

Net income for fiscal year 2015 was $8.1 million, or $1.00 per diluted share, compared with a net loss in the prior fiscal year of $1.0 million or $0.12 per diluted share.

Branded Segment

Sales in the branded segment declined $20.3 million, or 10.9%, from the same period last year, to $166.7 million in fiscal year 2015. When adjusted for the $14.7 million sales impact from the sale of The Game business, the decline was 4.8% compared to the prior fiscal year. Salt Life continued its sales growth, up nearly 8% for the year, driven from its new product lines and expanded distribution. Salt Life sales growth was lower than its historical growth rates due to disruptions in shipping from moving the distribution center to Fayetteville, North Carolina. Junkfood sales were up approximately 2% versus the prior year, driven from double-digit sales growth in boutiques and specialty retailers, partially offset by weaker sales through department stores. The Salt Life and Junkfood sales growth was offset by sales declines in our other branded business units. Operating income for the segment increased year-over-year to $6.4 million. This increase was primarily due to the sale of The Game business generating a $5.6 million pre-tax gain, including associated indirect expenses. Additionally, gross margin expansion, coupled with a decline in general and administrative expenses, improved operating results.

Basics Segment

Net sales in our basics segment were $282.5 million in fiscal year 2015, a 6.2% increase from $265.9 million in the prior year period due to increases in the private label programs in Delta Activewear along with new customers across our basics segment. Gross margins as a percent of sales increased by 110 basis points to 11.7% of sales, compared to 10.6% of sales for the prior fiscal year due to lower product costs. Operating income increased by $6.3 million, to 3.4% of sales, compared to $3.4 million, or 1.3% of sales, for the same period last year due to higher margins along with decreased fixed compensation.

Notes to Consolidated Financial Statements

Note 7—Goodwill and Intangible Assets, page F-15

2. Please modify your footnote disclosure to provide the quantitative disclosure as required by ASC 350-20-50-1 by reportable segment.

Response: We disclose in Note 2(k) that the only goodwill recorded on our financial statements is goodwill associated with Junkfood and Salt Life. These business units are both included in our branded segment, which is also disclosed in our Form 10-K. We acknowledge that information is not included in Note 7 – Goodwill and Intangible Assets. In future filings, we will include disclosure that states that all goodwill is included in our branded segment. Set forth below is a draft of the proposed disclosure that would be included in future filings to include this information:

NOTE 7—GOODWILL AND INTANGIBLE ASSETS

Goodwill and components of intangible assets consist of the following (in thousands, except economic life data):

	October 1, 2016			October 3, 2015
	Cost	Accumulated Amortization	Net Value	Cost	Accumulated Amortization	Net Value	Economic Life
Goodwill	$36,729	$—	$36,729	$36,729	$—	$36,729	N/A

Intangibles:
Tradename/trademarks	$17,620	$(2,514)	$15,106	$17,530	$(1,896)	$15,634	20 - 30 yrs
Customer relationships	7,220	(4,016)	3,204	7,220	(3,664)	3,556	20 yrs
Technology	1,220	(826)	394	1,220	(703)	517	10 yrs
License Agreements	2,100	(320)	1,780	2,100	(216)	1,884	15 - 30 yrs
Non-compete agreements	1,287	(849)	438	1,287	(716)	571	4 - 8.5 yrs

Total intangibles	$29,447	$(8,525)	$20,922	$29,357	$(7,195)	$22,162

Goodwill cost represents the acquired goodwill net of the cumulative impairment losses recorded in fiscal year 2011 of $0.6 million. All goodwill recorded on our financial statements is included in the branded segment.

In August 2016, we acquired Coast Apparel for $313 thousand, which resulted in additional intangible assets of $90 thousand. Amortization expense for intangible assets was $1.3 million for the years ended October 1, 2016, October 3, 2015, and September 27, 2014. Amortization expense is estimated to be approximately $1.3 million for fiscal years 2017, 2018 and 2019, approximately $1.2 million for fiscal year 2020, and approximately $1.1 million for fiscal year 2021.

Note 10—Income Taxes, page F-19

3. Your summary of significant components of deferred tax assets and liabilities includes a line item for “currently nondeductible accruals”. Please revise your footnote disclosure to clearly describe the nature of this line item. Please refer to ASC 740-10-50-6 for guidance.

Response: In future filings, we will separately present the “Currently nondeductible accruals” and describe as appropriate. Set forth below is a draft of the proposed disclosure for this table within Note 10 – Income Taxes that would be included in future filings:

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	October 1, 2016	October 3, 2015
Deferred tax assets:
Federal net operating loss carryforwards	$6,256	$7,842
State net operating loss carryforwards	1,784	2,362
Charitable donation carryforward	—	28
Derivative — interest rate contracts	70	268
Alternative minimum tax credit carryforward	135	99
Inventories and reserves	3,426	3,197
Accrued compensation and benefits	3,331	1,576
Receivable allowances and reserves	767	1,141
Other	89	115

Gross deferred tax assets	15,858	16,628
Less valuation allowance — state net operating loss	(131)	(202)

Net deferred tax assets	15,727	16,426

Deferred tax liabilities:
Depreciation	(2,868)	(2,941)
Goodwill and intangibles	(7,463)	(6,024)
Other	(150)	(167)

Gross deferred tax liabilities	(10,481)	(9,132)

Net deferred tax asset	$5,246	$7,294

Closing

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 232-5200 ext. 6620. Thank you for your time and attention.

Sincerely,

/s/ Deborah H. Merrill

Deborah H. Merrill

Vice President, Chief Financial Officer & Treasurer

Delta Apparel, Inc.

cc: Angela Lumley

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